GOLDBERG SEGALLA	Adam Katz | Partner Direct 646.292.8787 | akatz@goldbergsegalla.com

 November 12, 2021

Via first class mail and EDGAR

Ameen Hamady Jennifer Monick U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	BluBuzzard, Inc., Registration Statement on Form 10-12G File No. 000-56019

Dear Ms. Hamady and Ms. Monick:

This firm has been retained to represent BluBuzzard, Inc. (“BluBuzzard”) with respect to the above-referenced matter. We write in response to the letter from the United States Securities and Exchange Commission (the “SEC”) to BluBuzzard, dated October 18, 2021 (the (October 18th Letter”) and further oral comment with SEC staff on November 5, 2021.

  1. We cannot agree with your response to comment 2 in our letter dated August 4, 2021. Accordingly, please revise your registration statement to disclose that you previously registered your common stock pursuant to Section 12(g) of the Exchange Act but did not file all required periodic reports during the time which you had a Section 13(a) reporting obligation. In the alternative, direct us to your annual report on Form 10-K for the fiscal year ended December 31, 2020 and your quarterly reports on Form 10-Q for the periods ended June 30, 2020, September 30, 2020, and March 31, 2021. Please also revise to disclose any material impact that being delinquent in the filings of your periodic reports had on the quotation or trading of your securities on OTC Pink and/or OTC Markets. For example only, we note that your common stock is currently traded on a private market where securities are restricted from public quoting or trading, that no firm is making a market in your stock on OTC Link, and that you are currently identified as “Dark or Defunct.”

COMPANY RESPONSE:

   BluBuzzard has amended its Form 10 registration statement on page 3 to disclose that it terminated its registration by filing Form 15 on June 4, 2021. This operated to immediately cease BluBuzzard’s on-going requirement to file periodic and current reports. While this did not remove its obligation to file all previous delinquent reports under Section 13 (a) of the Exchange Act of 1934, BluBuzzard’s obligation should be abated on November 20, 2021 upon the automatic effectiveness of the Form 10 registration statement on that date. Additional reporting responsibilities were terminated on September 2, 2021, 90 days after the filing of Form 15 since the SEC did not object to the filing of Form 15.

Moreover, Blubuzzard has consistently disclosed that it did not file all required periodic reports during the time it had a Section 13(a) reporting obligation. It has amended its registration statement identifying the specific reports that were not filed (i.e., the quarterly periods ending September 30, 2020, June 30, 2020, annual report for the period ending December 31, 2020 and the quarterly report for the period ending March 31, 2021.)

We have also revised to disclose how Blubuzzard ended up in the Expert Market and how that had a material impact resulting from failure to comply with Exchange Act Section 13(a) as follows:

   “Our common stock was quoted and traded on the over-the-counter market (the “OTC Markets”) in the Pink Open® Market (the “Pink Market”) until September 28, 2021. On September 28, 2021, our common stock ceased to be quoted on the OTC Market and was shifted to the Expert Market. The OTC Markets Group operates the Expert Market as a separate market tier.

   In September 2020, the SEC amended Exchange Act Rule 15c2-11, which primarily governs a broker’s ability to submit or publish quotations for securities that trade on the over-the-counter (OTC) markets. In essence, Rule 15c2-11 prohibits dealers from publishing quotations for OTC securities to quotation mediums without first reviewing certain issuer financial information and ensuring that information is current and publicly available before quoting that security.

   Under the amended Rule 15c2-11 (the “Amended Rule”), which took effect on September 28, 2021, (the “Effective Time”) current information about an issuer must be publicly available in order for an issuer’s security to become quoted initially, and remain quoted, on one of the public markets operated by the OTC Markets Group.

   The Company filed a Form 10 registration statement on July 7, 2021 that included financial statements and Notes with the Commission conforming to Regulation S-X. The Company’s management decided that a new Form 10 registration statement would be the most expeditious way to become current in its reporting requirements rather than filing the delinquent reports because of the effective date of the Amended Rule. We withdrew the foregoing registration statement on August 31, 2021. We subsequently filed a Form 10 registration statement on September 21, 2021.

   We incorrectly assumed that when we filed the registration statement with the Commission that we were providing significantly more than the required current public information pursuant to the Amended Rule. The Amended Rule treats reporting issuers that are delinquent in their filing obligations as catch-all issuers as defined in amended Rule 15c2-11. It was our understanding that we were current pursuant to Rule 15c2-11(e)(2)(i) since we made the registration statement publicly available through EDGAR pursuant to Rule 15c2-11(e)(5) that contained the required catch-all information set forth in Rule 15c2-11(b)(5)(i).

    However, according to guidance from the OTC Markets Group, issuers subject to SEC reporting obligations will satisfy the requirements of the Amended Rule only if such issuers are current in their SEC reporting obligations in accordance with the provisions of the Amended Rule. This meant that since our registration statement was not yet effective at the Effective Time, we were moved to the OTC Markets Group’s “Expert Market.” The Expert Market will be available for unsolicited quotes only, meaning broker-dealers may use the Expert Market to publish unsolicited quotes representing limit orders from retail and institutional investors who are not affiliates or insiders of the issuer. Quotations in Expert Market securities are made available to broker-dealers, institutions, and other sophisticated investors. A company relegated to the Expert Market will be able to reapply for listing on the OTC Market through the filing of a new Form 211 with FINRA once the Company has made current information available and is in compliance with the Amended Rule.

   The result at the Effective Time was that our stockholders no longer have a public trading market for our common shares. Trading bid and ask prices and share trading volumes are not publicly quoted and the trading market for our common stock is illiquid and may be limited primarily to private purchases and sales among individual stockholders, if at all. Such transactions will be opaque to the public marketplace and will not provide the Company’s stockholders with a reliable market value of its common stock. Stockholders may be unable to sell their shares when they desire to do so or at all, or may receive less than what they perceive their shares are worth in such a transaction.

   In addition, an inactive market may impair the Company’s ability to raise capital by selling shares and its ability to acquire other companies or technologies by using its shares as consideration, which, in turn, could adversely affect our business. The Company intends to seek to have its quotations and trading in its common stock restored to the Pink Market, or a higher OTC market tier, promptly following the automatic effectiveness of our registration statement filed on September 21, 2021 that is automatically effective on November 20, 2021 resulting in us becoming once again an Exchange Act reporting issuer.”

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

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 2.       We note your response to comments 3 and 4. Please revise your registration statement to disclose, if true, that you previously intended "to digitize silver" but have subsequently "abandoned the fintech business" and these efforts. Please also disclose, if true, that "neither BluBuzzard nor BluBuzzard Advisors ever sold or purchased any 'nuggets' and no customer ever received a 'nugget.'" Please make corresponding disclosures, if true, regarding "buzCoins" and any other digital asset whose value purportedly related to the value of silver. Please also disclose, if true, that "BluBuzzard Advisors is registered with the SEC, but it has not conducted any business or solicited any clients. It has no clients; no assets under management; and relatedly, no costs or fees related to providing such services."

We note your statement in the response letter, dated September 21, 2021, that “BluBuzzard ... never engaged in a securities offering...." We also note your public statements in the Company’s press releases dated April 27, 2020, May 4, 2020, and May 15, 2020 that “bB is offering a free buzCoin to the first 5,000 individuals who open an account....”, “bB was offering a free buzCoin to the first 5,000 individuals who opened an account, tested its desktop and mobile site, and then provided constructive feedback by completing the Survey. As of this press release, bB has 3,977 free buzCoins remaining. Sign up and get yours now....”, and “Don't forget to complete the survey, and have your account credited with a free “nugget” currently valued at around $17 at bluBuzzard.com. This offer will end on June 15, 2020.” We note the press releases are available at financialbuzz.com, among other websites. For example, see www.financialbuzz.com/blubuzzard-inc-begins-process-to-register-its-ria/. We also note that your website stated that “the first 5,000 individuals to open a bluBuzzard beta phase account and complete our survey will receive a free nugget.” Please provide us with a detailed legal analysis for your exemption from registration under the Securities Act of 1933 for the offering referenced in the above statements.

COMPANY RESPONSE:

 Blubuzzard updated its registration statement on page 3 to disclose that in its attempt to start its fintech business, it made public statements through stand-alone press releases in 2020 to give away a nominally valued digital asset indirectly related to the price of silver in exchange for opening an account. We disclosed that we previously intended “to digitize silver” but have subsequently abandoned the fintech business and these efforts. Blubuzzard, Inc. nor BluBuzzard Advisors ever sold or purchased any “nuggets”, “buzCoins” and/or any other digital asset whose value purportedly related to the value of silver, and no customer ever received the same. BluBuzzard Advisors is registered with the Florida Division of Securities. It has not conducted any business or solicited any clients. It has no clients, no assets under management; and relatedly, no costs or fees related to providing such services.

   The Company’s business plan was promptly abandoned and the Company and Blubuzzard Advisors never sold or purchased any “nuggets”, “buzCoins” and or any other digital asset whose value purportedly related to the value of silver, and no customer ever received the same, or sent in any money to acquire a “nugget”. Therfore the Company believes the press releases by their terms did not constitute an invitation to sell or an offer to buy any securities and therefore could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act regardless of certain language in the press releases. Simply stated, there was no sale and there was no offering of anything “for value” as required by Section 2(a)(3). However, if the Company’s understanding is later determined to be incorrect, then the SEC could initiate proceedings against the company and any person that sold what could deemed to be securities in violation of Section 5 of the 1933 Securities Act that states as follows:

Section 5(a) of the Securities Act states that unless a registration statement is in effect as to a security, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise; or to carry or cause to be carried through the mails or in interstate commerce, by any means or instruments of transportation, any such security for the purpose of sale or for delivery after sale.

Section 5(c) of the Securities Act states that it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell or offer to buy through the use or medium of any prospectus or otherwise any security, unless a registration statement has been filed as to such security.

3.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

COMPANY RESPONSE:

BluBuzzard is mindful of the registration submission date and it will consider withdrawing its Form 10 Registration Form.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA

4.	We note your revision in response to comment 5. Please further revise to disclose the price paid by Lykato Group, LLC in the October 21, 2019 share purchase transaction. Please also revise your Exhibit Index to include this agreement or provide us with your analysis for why this is not required pursuant to Item 601 of Regulation S-K. To the extent you wish to incorporate any exhibits by reference, please include an active hyperlink in your Exhibit Index. Refer to Exchange Act Rule 12b-23(d).

COMPANY RESPONSE:

We have revised our registration statement on page 3. Pursuant to the Share Purchase Agreement attached to the 8-K submitted in BluBuzzard’s response to the SEC dated September 21, 2021, Lykato Group, LLC paid $325,000 for 60,000,000 shares of restricted common stock and 2,550 shares of preferred stock pursuant to the October 21, 2019 share purchase transaction. BluBuzzard will annex a true and complete copy of this agreement to its Exhibit Index for the revised BluBuzzard Registration Statement.

5.	We note your response to comment 6. Please also revise your registration statement to disclose Mr. Xilas' relationship with Blu Nugget, LLC, and its role in any offering of digital assets by you and/or BluBuzzard Advisors.

COMPANY RESPONSE:

BluBuzzard objects to this comment because it presumed there was a proposed offering of assets. The Company has revised its registration statement on Page 9 to state that Blu Nugget, LLC did not have a role in the proposed offering of digital assets by BluBuzzard or BluBuzzard Advisors. Mr. Xilas is the authorized and sole member (AMBR) as well as the Registered Agent of Blu Nugget LLC.

6.	We note your response to comment 7. Please also revise your registration statement to disclose, if true, that Mr. Xilas has no present or former affiliation with Mr. DeNunzio or Mr. Moody.

                           We have revised our registration statement on page 11 to state that Mr. Xilas has no present or former affiliation with Mr. Jeffrey DeNunzio or Mr. Paul Moody.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA

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BluBuzzard has made a reasonable, diligent, proportional, and good faith effort to investigate the SEC’s comments contained in the Letter, and to locate and provide accurate, adequate, and responsive information. BluBuzzard reserves the right to change, amend, or supplement the responses herein if additional information is ascertained.

Please do not hesitate to reach out to me if the SEC had any further comments or questions

Very truly yours,

/s/ Adam S. Katz

Adam S. Katz, Esq.

AK:sd

cc: James G. Xilas

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA